Mail Stop 4561
via fax (602) 850-5001

November 6, 2009

Douglas S. Lindroth
Chief Financial Officer
Limelight Networks, Inc.
2220 W. 14th Street
Tempe, AZ 85281

> **Re:** **Limelight Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 001-33508**

Dear Mr. Lindroth:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief